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EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS INC. and SUBSIDIARIES
COMPUTATION of RATIOS of EARNINGS to FIXED CHARGES and
to COMBINED FIXED CHARGES and PREFERRED STOCK DIVIDENDS
(Dollars in millions)
(Unaudited)

	For the Twelve Months Ended November 30					For the Three Months Ended Feb. 28 2003
	1998	1999	2000	2001	2002
Pre-tax earnings from continuing operations	$1,052	$1,631	$2,579	$1,748	$1,399	$437
Add: Fixed charges (excluding capitalized interest)	15,813	13,681	18,778	15,724	10,709	2,411

Pre-tax earnings before fixed charges	16,865	15,312	21,357	17,472	12,108	2,848

Fixed charges:
Interest	15,781	13,649	18,740	15,656	10,626	2,389
Other(a)	47	71	57	78	103	28

Total fixed charges	15,828	13,720	18,797	15,734	10,729	2,417

Preferred stock dividend requirements	124	174	195	192	155	30

Total combined fixed charges and preferred stock dividends	$15,952	$13,894	$18,992	$15,926	$10,884	$2,447

RATIO OF EARNINGS TO FIXED CHARGES	1.07	1.12	1.14	1.11	1.13	1.18
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.06	1.10	1.12	1.10	1.11	1.16

(a)
Other fixed charges consist of the interest factor in rentals and capitalized interest.

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  EXHIBIT 12.01
LEHMAN BROTHERS HOLDINGS INC. and SUBSIDIARIES COMPUTATION of RATIOS of EARNINGS to FIXED CHARGES and to COMBINED FIXED CHARGES and PREFERRED STOCK DIVIDENDS (Dollars in millions) (Unaudited)